Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 31, 2006

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

DISCLOSURE OF TRADING IN OWN SHARES

Name : TECHNIP
Disclosure of trading in own shares from May 22, 2006 to May 26, 2006.

	Purchase/Sale	Number of shares (1)	Weighted Average Price (in euros)	Amount (in euros)
May 22, 2006	Purchase	555,000	42.987 EUR	23,857,650 EUR
May 23, 2006	Purchase	400,000	44.219 EUR	17,687,600 EUR
May 24, 2006	Purchase	499,000	43.389 EUR	21,875,661 EUR
May 25, 2006	Purchase	279,000	44.375 EUR	12,380,580 EUR
May 26, 2006	Purchase	522,000	45.947 EUR	23,984,334 EUR

Week from May 22, 2006 to May 26, 2006		2,255,000		99,785,825 EUR
(1) including shares purchased through derivative financial instruments (*)
(*) not applicable to this disclosure

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: May 31, 2006
	By:	/s/ Olivier Dubois Olivier Dubois Senior Executive Vice President Finance and Control